Exhibit 4.40

Power of Attorney

Kuan He, a citizen of China with Chinese Identification No.: *******, and a holder of RMB1,000,000 in the registered capital of Beijing Top Maker Culture Co., Ltd. (the “Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Momo Information Technology Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by Kuan He now and in the future in the Company (the “Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of Kuan He as its exclusive agent and attorney with respect to all matters concerning the Shareholding, including without limitation to: 1) attending shareholders’ meetings of the Company; 2) exercising all the shareholder’s rights and shareholder’s voting rights Kuan He is entitled to under the laws of China and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of the Shareholding in part or in whole; and 3) designating and appointing on behalf of Kuan He the legal representative, directors, supervisors, chief executive officer and other senior management members of the Company.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on behalf of Kuan He, execute all the documents Kuan He shall sign as stipulated in the Exclusive Option Agreement entered into by and among Kuan He, the WFOE and the Company on March 5, 2021 and the Equity Pledge Agreement entered into by and among Kuan He, the WFOE and the Company on March 5, 2021 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with the Shareholding conducted by the WFOE shall be deemed as Kuan He’s own actions, and all the documents related to the Shareholding executed by the WFOE shall be deemed to be executed by Kuan He. Kuan He hereby acknowledges and ratifies those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to Kuan He or obtaining Kuan He’s consent.

During the period that Kuan He is a shareholder of the Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, Kuan He hereby waives all the rights associated with the Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by itself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Kuan He

By:	/s/ Kuan He

March 5, 2021

Accepted by

Beijing Momo Information Technology Co., Ltd.

By:	/s/ Yan Tang
Name:	Yan Tang
Title:	Legal Representative

Acknowledged by

Beijing Top Maker Culture Co., Ltd. (Seal)

By:	/s/ Kuan He
Name:	Kuan He
Title:	Legal Representative